EXHIBIT (A)(2)

                               [HESKA LETTERHEAD]

                                 AUGUST 29, 2001


RE: OFFER TO EXCHANGE OPTIONS FOR RESTRICTED STOCK

     Dear Eligible Employee:

     I am pleased to announce that the Board of Directors of Heska Corporation (the "Company") has decided to offer certain employees that hold outstanding stock options with an exercise price greater than $3.90 per share ("Old Options"), the opportunity to exchange their Old Options into shares of restricted common stock (the "Restricted Stock"). Participation by each eligible employee is voluntary.

     The main features of the exchange program are as follows:

* If you are a current employee of the Company you have the opportunity to exchange your Old Options and receive one (1) share of Restricted Stock for every one (1) share subject to your Old Options. Any and all of the unexercised Old Options which you hold must be exchanged in full. That is, no partial exchanges are permitted. Employees of Diamond Animal Health, Inc., Heska AG and CMG-Allergy Products S.A. are not eligible to participate in this exchange program.

* The Restricted Stock will be subject to a Company repurchase right which provides that if your employment with the Company terminates for any reason (or for no reason), the Company will have the right (but not the obligation) to repurchase your unvested shares of Restricted Stock on the date of termination (the "Repurchase Right") at a price equal to the par value ($.001) of the shares.

* The shares of Restricted Stock you receive in exchange for Old Options (whether vested or unvested) will vest in equal monthly amounts over a period of forty-eight (48) months.

* The Restricted Stock will in all other respects be subject to the terms and conditions of the Company's 1997 Stock Incentive Plan under which it is granted and the restricted stock purchase agreement to be executed by you and the Company.

     You are being provided with this letter and an Offer to Exchange that describes the main features of the Offer, which should be useful in helping you make your decision as to whether to participate in this program. NEVERTHELESS, AS WITH ANY INVESTMENT DECISION I STRONGLY ENCOURAGE YOU TO CONSULT WITH YOUR TAX AND FINANCIAL ADVISORS BEFORE PARTICIPATING IN THIS OFFER.

     You will be provided under separate cover a schedule showing your outstanding options as of August 29, 2001. Please indicate whether or not you will be participating in the exchange program by returning the enclosed form entitled "Election Form to Exchange Stock Options" to Lynn DeGeorge, who must receive your completed form no later than 5:00 p.m. Mountain Daylight Time on September 27, 2001. You may alternatively fax your signed copy to Lynn DeGeorge at (970) 491-9976 by the above deadline. IF YOU TURN IN YOUR FORM AFTER THIS DATE, IT WILL NOT BE ACCEPTED, OR IF YOU FAIL TO TURN IT IN, YOU WILL BE CONSIDERED TO HAVE DECLINED TO ACCEPT THE OFFER.

     THIS OFFER IS NOT A GUARANTY OF EMPLOYMENT FOR ANY PERIOD. YOUR EMPLOYMENT WITH THE COMPANY REMAINS "AT-WILL" AND CAN BE TERMINATED AT ANY TIME BY YOU OR THE COMPANY, WITH OR WITHOUT CAUSE OR NOTICE.

     If you have any questions concerning the Offer, please do not hesitate to call Lynn DeGeorge at 970-493-7272, ext. 4150.

                                   Sincerely,

                                   /s/  Robert G. Grieve
                                   ---------------------------------------
                                  Robert B. Grieve, Chief Executive Officer